Exhibit 21

Subsidiaries of the Registrant
(as of May 19, 2022)

Subsidiary Name	State or Country of Incorporation or Formation
Cincinnati Bell Wireless, LLC	Ohio
CBTS LLC	Delaware
Cincinnati Bell Funding LLC	Delaware
Cincinnati Bell Telephone Company LLC	Ohio
Cincinnati Bell Extended Territories LLC	Ohio
CBTS Federal LLC	Delaware
CBTS Technology Solutions LLC	Delaware
CBTS Virginia LLC	Virginia
CBTS Technology Solutions India LLP	India
CBTS Technology Solutions Ireland Limited	Ireland
CBTS Technology Solutions UK Ltd.	United Kingdom
OnX UK Limited	United Kingdom
OnX Enterprise Solutions Ltd.	Ontario
Cincinnati Bell Funding Canada Ltd.	Ontario
Hawaiian Telcom Holdco, Inc.	Delaware
Hawaiian Telcom Communications, Inc.	Delaware
Hawaiian Telcom Federal LLC	Delaware
Hawaiian Telcom, Inc.	Hawaii
Hawaiian Telcom Services Company, Inc.	Delaware
Wavecom Solutions Corporation	Hawaii
SystemMetrics Corporation	Hawaii
Agile IWG Holdings, LLC	Delaware